Exhibit 99.2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash	$449,184	$491,481
Accounts receivable	495,209	598,063
Income tax recoverable	55,138	55,138
Inventory	12,391	9,170
Total current assets	1,011,922	1,153,852
Non-current assets:
Income tax recoverable	3,297	3,297
Property, plant and equipment	4,250,719	3,928,826
Intangibles	4,149	3,302
Goodwill	222,560	219,719
Total non-current assets	4,480,725	4,155,144
Total assets	$5,492,647	$5,308,996

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$418,968	$493,038
Income tax payable	8,467	7,184
Total current liabilities	427,435	500,222
Non-current liabilities:
Share based compensation (Note 6)	10,288	14,252
Provisions and other	17,805	14,837
Long-term debt (Note 3)	2,009,970	1,852,186
Deferred tax liabilities	533,469	486,133
Total non-current liabilities	2,571,532	2,367,408
Shareholders’ equity:
Shareholders’ capital (Note 4)	2,315,539	2,315,539
Contributed surplus	32,310	31,109
Retained earnings	51,962	48,426
Accumulated other comprehensive income (Note 5)	93,869	46,292
Total shareholders’ equity	2,493,680	2,441,366
Total liabilities and shareholders’ equity	$5,492,647	$5,308,996
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2015	2014
Revenue	$512,120	$672,249

Expenses:
Operating	303,189	395,153
General and administrative	45,547	39,822
Earnings before income taxes, finance charges, foreign exchange and depreciation and amortization	163,384	237,274
Depreciation and amortization	116,097	105,705
Operating earnings	47,287	131,569
Foreign exchange	(28,406)	(3,629)
Finance charges (Note 7)	19,682	24,432
Earnings before income taxes	56,011	110,766
Income taxes:
Current	6,303	5,444
Deferred	25,675	3,765
	31,978	9,209
Net earnings	$24,033	$101,557
Earnings per share: (Note 8)
Basic	$0.08	$0.35
Diluted	$0.08	$0.35
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2015	2014
Net earnings	$24,033	$101,557
Unrealized gain on translation of assets and liabilities of operations denominated in foreign currency	204,467	70,335
Foreign exchange loss on net investment hedge with U.S. denominated debt, net of tax	(156,890)	(43,785)
Comprehensive income	$71,610	$128,107
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2015	2014
Cash provided by (used in):
Operations:
Net earnings	$24,033	$101,557
Adjustments for:
Long-term compensation plans	3,407	10,311
Depreciation and amortization	116,097	105,705
Foreign exchange	(29,445)	(4,389)
Finance charges	19,682	24,432
Income taxes	31,978	9,209
Other	1,399	1,499
Income taxes paid	(5,696)	(9,031)
Income taxes recovered	862	12
Interest paid	(7,449)	(8,025)
Interest received	318	113
Funds provided by operations	155,186	231,393
Changes in non-cash working capital balances	59,952	(61,266)
	215,138	170,127
Investments:
Purchase of property, plant and equipment	(225,822)	(105,999)
Proceeds on sale of property, plant and equipment	2,876	7,257
Changes in non-cash working capital balances	(54,627)	(16,308)
	(277,573)	(115,050)
Financing:
Repayment of long-term debt	–	(16,728)
Debt amendment fees	(975)	–
Dividends paid	(20,497)	(17,527)
Issuance of common shares on the exercise of options	–	2,610
	(21,472)	(31,645)
Effect of exchange rate changes on cash and cash equivalents	41,610	2,127
Increase (decrease) in cash and cash equivalents	(42,297)	25,559
Cash and cash equivalents, beginning of period	491,481	80,606
Cash and cash equivalents, end of period	$449,184	$106,165
See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (Note 5)	Retained earnings	Total equity
Balance at January 1, 2015	$2,315,539	$31,109	$46,292	$48,426	$2,441,366
Net earnings for the period	–	–	–	24,033	24,033
Other comprehensive income for the period	–	–	47,577	–	47,577
Dividends	–	–	–	(20,497)	(20,497)
Share based compensation expense (Note 6)	–	1,201	–	–	1,201
Balance at March 31, 2015	$2,315,539	$32,310	$93,869	$51,962	$2,493,680

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
Balance at January 1, 2014	$2,305,227	$29,175	$(23,475)	$88,416	$2,399,343
Net earnings for the period	–	–	–	101,557	101,557
Other comprehensive income for the period	–	–	26,550	–	26,550
Dividends	–	–	–	(17,527)	(17,527)
Share options exercised	3,739	(1,129)	–	–	2,610
Share based compensation expense (Note 6)	–	1,395	–	–	1,395
Balance at March 31, 2014	$2,308,966	$29,441	$3,075	$172,446	$2,513,928
See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2014.

These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2014.

These condensed consolidated interim financial statements were approved by the Board of Directors on April 24, 2015.

(b) Seasonality

Precision has operations that are carried on in Canada which represent approximately 44% (2014 - 46%) of equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region. consolidated total assets as at March 31, 2015 and 42% (2014 - 54%) of consolidated revenue for the three months ended March 31, 2015. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support

NOTE 3. LONG-TERM DEBT

	March 31,	December 31,
	2015	2014
Secured revolving credit facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$650 million)	824,395	754,065
6.5% senior notes due 2021 (US$400 million)	507,320	464,040
5.25% senior notes due 2024 (US$400 million)	507,320	464,040
6.5% senior notes due 2019	200,000	200,000
	2,039,035	1,882,145
Less net unamortized debt issue costs	(29,065)	(29,959)
	$2,009,970	$1,852,186

During March 2015, Precision entered into an agreement to amend certain financial covenants governing its secured revolving credit facility. This amendment among other things (i) increased the maximum consolidated total debt to Adjusted EBITDA ratio from 4.0:1.0 to 6.0:1.0 and (ii) adjusted the interest to Adjusted EBITDA coverage ratio from 2.75:1.0 to 2.5:1.0. This amendment is in place for a period up to and including December 31, 2016.

Long-term debt obligations at March 31, 2015 will mature as follows:

2019	$200,000
Thereafter	1,839,035
$2,039,035

NOTE 4. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount

Balance December 31, 2014 and March 31, 2015	292,819,921	$2,315,539

NOTE 5. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income
Balance, December 31, 2014	$219,422	$(173,130)	$46,292
Other comprehensive income	204,467	(156,890)	47,577
Balance, March 31, 2015	$423,889	$(330,020)	$93,869

NOTE 6. SHARE BASED COMPENSATION PLANS

Liability Classified Plans
	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non-Management Directors’ DSUs(c)	Total
Balance, December 31, 2014	$10,584	$13,769	$81	$1,989	$26,423
Expensed during the period	2,659	3,073	(47)	523	6,208
Payments	(6,269)	(4,941)	–	–	(11,210)
Balance, March 31, 2015	$6,974	$11,901	$34	$2,512	$21,421

Current	$4,898	$6,201	$34	$–	$11,133
Long-term	2,076	5,700	–	2,512	10,288
	$6,974	$11,901	$34	$2,512	$21,421

(a)	Restricted Share Units and Performance Share Units

 A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:
	RSUs Outstanding	PSUs Outstanding
December 31, 2014	2,246,696	3,450,033
Granted	2,059,800	2,596,100
Issued as a result of cash dividends	29,924	47,855
Redeemed	(990,299)	(732,020)
Forfeitures	(127,526)	(152,550)
March 31, 2015	3,218,595	5,209,418

(b)	Share Appreciation Rights

A summary of the activity under the share appreciation rights plan is presented below:

	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2014	443,741	$13.26 – 17.38	$15.32	443,741
Forfeitures	(100,609)	13.26 – 13.26	13.26
March 31, 2015	343,132	$15.22 – 17.38	$15.93	343,132

(c)	Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2014	278,587
Granted	35,256
Issued as a result of cash dividends	2,559
March 31, 2015	316,402

Equity Settled Plans

(d)	Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2014	226,010
Issued as a result of cash dividends	2,054
March 31, 2015	228,064

(e) Option Plan

A summary of the activity under the option plan is presented below:
Canadian share options	Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Exercisable
December 31, 2014	5,154,314	$5.22 – 14.50	$9.43	3,185,500
Granted	1,447,400	7.32 – 7.32	7.32
Forfeitures	(256,700)	8.59 – 10.67	9.71
March 31, 2015	6,345,014	$5.22 – 14.50	$8.93	3,963,637

U.S. share options	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2014	3,405,774	$4.95 -15.21	$9.35	1,795,639
Granted	1,344,900	5.79 – 5.79	5.79
Forfeitures	(67,667)	8.99 – 8.99	8.99
March 31, 2015	4,683,007	$4.95 – 15.21	$8.33	2,530,077

The per option weighted average fair value of the share options granted during 2014 was $1.60 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 44%. Included in net earnings for the three months ended March 31, 2015 is an expense of $1.2 million (2014 - $1.4 million).

NOTE 7. FINANCE CHARGES

	Three months ended March 31,
	2015	2014
Interest:
Long-term debt	$32,083	$23,575
Other	667	198
Income	(14,092)	(91)
Amortization of debt issue costs	1,024	750
Finance charges	$19,682	$24,432

NOTE 8. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended March 31,
	2015	2014
Net earnings - basic and diluted	$24,033	$101,557
(Stated in thousands)	2015	2014
Weighted average shares outstanding – basic	292,820	292,060
Effect of stock options and other equity compensation plans	597	1,298
Weighted average shares outstanding – diluted	293,417	293,358

NOTE 9. SEGMENTED INFORMATION

The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

Three months ended March 31, 2015	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$448,065	$66,082	$–	$(2,027)	$512,120
Operating earnings	79,288	(1,701)	(30,300)	–	47,287
Depreciation and amortization	103,831	8,758	3,508	–	116,097
Total assets	4,577,606	383,412	531,629	–	5,492,647
Goodwill	205,592	16,968	–	–	222,560
Capital expenditures	222,594	1,523	1,705	–	225,822

Three months ended March 31, 2014	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$571,922	$103,065	$–	$(2,738)	$672,249
Operating earnings	147,587	8,025	(24,043)	–	131,569
Depreciation and amortization	92,111	11,428	2,166	–	105,705
Total assets	3,991,086	613,741	132,100	–	4,736,927
Goodwill	201,312	112,139	–	–	313,451
Capital expenditures	99,884	4,490	1,625	–	105,999

The Corporation’s operations are carried on in the following geographic locations:
Three months ended March 31, 2015	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$213,946	$244,327	$60,506	$(6,659)	$512,120
Total assets	2,395,806	2,376,701	720,140	–	5,492,647

Three months ended March 31, 2014	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$364,331	$267,492	$42,489	$(2,063)	$672,249
Total assets	2,171,662	2,045,075	520,190	–	4,736,927

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at March 31, 2015 was approximately $1,897 million (December 31, 2014 - $1,668 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
Calgary, Alberta

TRANSFER POINT
Computershare Trust Company NA
Denver, Colorado

Q1 2015 TRADING PROFILE
Toronto (TSX: PD)
High: $8.24
Low: $5.7
Close: $8.04
Volume Traded: 125,391,951

New York (NYSE: PDS)
High: US$6.62
Low: US$4.53
Close: US$6.34
Volume Traded: 245,167,900

ACCOUNT QUESTIONS
Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

• change of address
• lost unit certificates
• transfer of shares to another person
• estate settlement

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada

1-800-564-6253 (toll free in Canada and the United States)
1-514-982-7555 (international direct dialing)
Email: service@computershare.com

ONLINE INFORMATION
To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com.

CORPORATE INFORMATION

DIRECTORS

William T. Donovan
Brian J. Gibson
Allen R. Hagerman, FCA
Catherine J. Hughes
Stephen J.J. Letwin
Kevin O. Meyers
Patrick M. Murray
Kevin A. Neveu
Robert L. Phillips

OFFICERS
Kevin A. Neveu
President and Chief Executive Officer

Niels Espeland
President, International Operations

Douglas B. Evasiuk
Senior Vice President, Sales and Marketing

Veronica Foley
Vice President, Legal and Corporate Secretary

Kenneth J. Haddad
Senior Vice President, Business Development

Robert J. McNally
Executive Vice President and Chief Financial Officer

Darren J. Ruhr
Senior Vice President, Corporate Services

Gene C. Stahl
President, Drilling Operations

Douglas J. Strong
President, Completion and Production Services

AUDITORS
KPMG LLP
Calgary, Alberta

HEAD OFFICE
Suite 800, 525-8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com